Tweeter Home Entertainment Group Reports Results For Its Fourth Quarter and Fiscal Year Ended September 30, 2005

•	Fourth-quarter revenue increases 9%

•	Fourth-quarter comparable-store sales increase 10%

•	Full-year revenue increases 4% to $795 million

CANTON, Mass.—December 6, 2005 – Tweeter Home Entertainment Group Inc. (Nasdaq: TWTR) announced results of operations for its fourth fiscal quarter and fiscal year ended September 30, 2005.

For the quarter ended September 30, 2005, revenue from continuing operations increased 9%, from $173 million in the same period last year to $188 million. Comparable store sales increased 10%, with nine of eleven regions experiencing positive sales growth.

“The fourth quarter was the first time since 2000 that we have recorded double-digit comparable-stores sales growth for a quarter,” reported Joe McGuire, President and CEO. “The broad geographical spread of this growth affirms our customers’ acceptance of our value-added business proposition, and points to the success of our rejuvenated marketing programs.”

Added Mark Richardson, Senior Vice President of Marketing and Chief Brand Officer, “In the second half of 2005, Tweeter returned to the airwaves in our key markets with an aggressive radio and television campaign featuring Chris, our Director of New Technology Training. Chris is a compelling spokes-personality, whose enthusiasm and expertise resonate with our customers.”

McGuire continued, “This was an exceptionally challenging year — we made tough decisions to close stores and cut costs, and we invested heavily in our infrastructure. We will begin to see results from these actions in fiscal 2006.”

Gross margin declined from 39.3% in the fourth quarter of 2004 to 38.4% for the current quarter, primarily due to higher charges for discontinued and obsolete inventory. Selling expenses declined as a percent of revenue, as improved leverage on marketing expenditures was partially offset by rate-driven increases in credit card fees. The dollar increase in selling expenses reflected higher commissions due to sales growth. Corporate, general, and administrative expenses declined as a percent of revenue, but increased slightly in dollar terms as the increased expenses associated with Sarbanes-Oxley compliance offset more effective staff utilization. Fees related to Sarbanes-Oxley compliance in the quarter totaled nearly $1.0 million.

For the quarter, loss from continuing operations before income taxes increased 3% from $15.8 million to $16.3 million.

In the fourth quarter of 2004, the company recorded a $5.8 million tax benefit from the operating loss; in the comparable 2005 period, the company recorded a $3.1 million income tax expense to adjust federal and state tax balances to their estimated realizable value. This represents an $8.9 million change in tax expense on a year over year basis. As a result, net loss from continuing operations increased from $9.8 million in the fourth quarter of 2004 to $18.5 million in the fourth quarter of 2005.

Net loss increased from $12.6 million, or $0.52 per share, in the fourth quarter of 2004, to $20.0 million, or $0.81 per share, in the fourth quarter of 2005.

The following table is intended to highlight the impact of changes in the company’s tax provisions on fourth-quarter reported losses, and is not intended to adhere to generally accepted accounting principals (“GAAP”). The company believes this information is meaningful to users of financial statements because in 2004 the company reported the tax benefit of losses, whereas in 2005 the company did not record any tax benefit from losses and further adjusted its tax asset and liability accounts:

	($Millions)
	2004	2005
Net loss after taxes, as reported under GAAP	$(12.6)	$(20.0)

Income tax benefit from discontinued operations	1.6	—

Income tax benefit/(expense) from continuing operations	5.8	(3.1)

Loss net of tax effects (non-GAAP presentation)	($20.0)	($16.9)

For the full year, total revenue from continuing operations increased 4%, from $765 million to $795 million, and gross margin improved from 38.9% to 39.4%.

Selling expenses increased 11.0%, driven largely by increased marketing expenditures and insurance expenses.

Corporate, general, and administrative expenses increased in line with revenue growth. In 2005, Tweeter implemented new general accounting and accounts payable systems from SAP. In addition, Tweeter employed consultants for a significant part of its effort to comply with Section 404 of the Sarbanes-Oxley Act. As a result, the company incurred more than $3 million in professional services fees.

Under the company’s store closing program, which was announced in the third quarter, 13 stores were determined to be part of continuing operations, with the remaining six classified as discontinued operations. The exit costs associated with closing the 13 stores considered part of continuing operations, including lease termination expenses and other related charges, write-off of fixed assets, professional services, and employee severance expense, were treated as restructuring charges and totaled $16.5 million for the year.

The comparable exit expenses associated with the six stores classified as discontinued operations totaled $6.3 million. Including these expenses, the loss from discontinued operations totaled $10.8 million for the year, compared to a $3.9 million loss in 2004 net of taxes, primarily related to the 2005 store closing program.

In the third quarter, the company liquidated a portion of its equity investment in Tivoli Audio and recorded a gain of $9.9 million on the sale of 25% of its stake. Tweeter retains an 18.75% share of Tivoli, from whom the majority of the company’s $1.4 million income from equity investments was earned.

As a result of continuing losses, in the second quarter of 2005 the company recorded a $22.2 million non-cash charge to write off previously recorded deferred tax assets due to the uncertainty of realization. In the fourth quarter, the company further adjusted its tax asset and liability accounts by $3.1 million. Accordingly, the company did not record a tax benefit associated with its 2005 losses.

Net loss from continuing operations increased from $14.3 million, or $0.59 per share, in 2004 to $63.6 million, or $2.59 per share in 2005. Including the loss from discontinued operations, net loss increased from $18.2 million, or $0.75 per share in 2004 to $74.4 million, or$3.03 per share in 2005.

The following table is intended to highlight significant items included in full-year 2004 and 2005 net loss from continuing operations, and is not intended to conform with GAAP. The company believes this information is meaningful to users of the financial statements because of the large change in tax expense as discussed above, as well as the impact of the store closing program, the sale of equity investments, and the year-over-year change in non-cash compensation.

	($ Millions)
	2004	2005
Net loss from continuing operations, as reported under GAAP	$(14.3)	$(63.6)

Income tax benefit/(expense)	9.1	(25.0)

Impact of gain on sale of equity investment	—	9.9

Restructuring charge	—	(16.5)

Non-cash compensation expense	(5.3)	(0.1)

Pre-tax loss, ongoing stores (non-GAAP presentation)	$(18.1)	$(31.9)

Paul Burmeister, Interim CFO, explained, “Included in the $31.9 million of 2005 losses is an additional $7.8 million of operating losses related to the 13 stores that were closed as part of our store-closing program.”

The company’s audits by Deloitte & Touche LLP (“Deloitte & Touche”) are ongoing at this time. In its 10-K filing, Tweeter management is expected to report on its assertion as to the effectiveness of the company’s internal controls over financial reporting in connection with Section 404 of the Sarbanes-Oxley Act. Deloitte & Touche is expected to render its opinion on management’s assessment and the effectiveness of the company’s internal controls over financial reporting. Although the company has not yet completed its formal assessment process, it expects that it will identify one or more material weaknesses, and that, accordingly, it will conclude that its system of internal controls is not effective.

“Like many companies, Tweeter is finding that some of its internal controls are not sufficient to meet the Sarbanes-Oxley standard,” Burmeister stated. “Much of this can be attributed to our implementation of a new financial system and the need to bolster the resources of our accounting and finance function. In the long run, the new system, and the newly-expanded accounting and finance team, will be the cornerstone of better controls and greater back-office efficiency, but we haven’t had enough time to permit the procedures and controls to reach maturity.”

Related to the completion of its Sarbanes-Oxley Section 404 requirements, the company anticipates that it may be necessary to file a notice pursuant to Rule 12b-25, to extend the filing date for its Form 10-K for up to an additional 15 days (until December 29, 2005.)

There will be a conference call to discuss this press release at 10:30 AM EST today. A live webcast of the call will be available. To access the webcast, logon at www.streetevents.com or from the Company’s investor relations website at www.twtr.com. There will be a brief presentation by Tweeter Home Entertainment Group management, followed by a Q&A session with institutional owners. The conference call will be available in PDF and MP3 format on www.twtr.com within 24 hours after the conclusion of the conference call.

Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) was founded in 1972 by current Chairman Sandy Bloomberg. Based in Canton, Massachusetts, the company is a national specialty consumer electronics retailer whose aim is to provide “Home and mobile entertainment made easy” for its customers.

The Company’s fiscal 2005 revenues were $795 million. Tweeter has been named a “Consumer Electronics Retailer of the Year” by Audio-Video International every year since 1979. Tweeter Home Entertainment Group, Inc. now operates 157 stores under the Tweeter, hifi buys, Sound Advice, Showcase Home Entertainment and Hillcrest High Fidelity names in 22 states in the New England, Texas, Southern California, Mid-Atlantic, Chicago, Southeast, Florida, Phoenix and Las Vegas markets. The company employs more than 3,400 associates.

Further information regarding Tweeter Home Entertainment Group, Inc. can be found on the company’s websites at www.twtr.com and www.tweeter.com.

TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except share and per share amounts)
	Three Months Ended		Twelve Months Ended

	September 30,		September 30,

	2004	2005	2004	2005

	(Unaudited)	(Unaudited)		(Unaudited)

Total revenue	$173,333	$188,250	$765,280	$795,090

Cost of sales	(105,166)	(115,915)	(467,721)	(481,436)

Gross profit	68,167	72,335	297,559	313,654

Selling expenses	67,292	72,695	261,211	289,834

Corporate, general and administrative expenses	15,266	15,424	51,257	53,684

Amortization of intangibles	170	170	680	680

Non-cash compensation charges	44	—	5,342	76

Restructuring charges	—	(388)	—	16,480

Loss from continuing operations	(14,605)	(15,566)	(20,931)	(47,100)

Interest expense	(1,209)	(734)	(3,350)	(2,743)

Interest income	—	12	328	26

Gain (loss) on sale of equity investments	—	(12)	—	9,857

Loss from continuing operations before income taxes	(15,814)	(16,300)	(23,953)	(39,960)

Income taxes provision (benefit)	(5,847)	3,116	(9,102)	25,036

Net loss from continuing operations before income from equity investments	(9,967)	(19,416)	(14,851)	(64,996)

Income from equity investments, net of tax	160	902	533	1,442

Net loss from continuing operations	(9,807)	(18,514)	(14,318)	(63,554)

Discontinued operations:

Pre-tax loss from discontinued operations	(4,411)	(1,476)	(6,211)	(10,799)

Income tax (benefit)	(1,640)	—	(2,360)	—

Loss from discontinued operations	(2,771)	(1,476)	(3,851)	(10,799)

Net loss	$(12,578)	$(19,990)	$(18,169)	$(74,353)

Basic and diluted loss per share:

Loss from continuing operations	$(0.40)	$(0.75)	$(0.59)	$(2.59)

Loss from discontinued operations	(0.12)	(0.06)	(0.16)	(0.44)

Net loss per common share	$(0.52)	$(0.81)	$(0.75)	$(3.03)

Weighted average shares outstanding:

Basic and diluted	24,408,144	24,643,476	24,164,729	24,565,287

TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)
	September 30,	September 30,
	2004	2005
		(Unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$2,801	$1,310
Accounts receivable, net	17,796	28,189
Inventory	106,563	111,506
Other current assets	24,820	17,196

Total current assets	151,980	158,201
Property and equipment, net	124,864	115,307
Long-term investments	2,304	2,220
Intangible assets, net	1,247	567
Goodwill	4,885	5,251
Other assets, net	15,933	2,471

Total	$301,213	$284,017

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Current portion of long-term debt	$3,184	$9,279
Accounts payable, accrued expenses and other current liabilities	92,506	109,769

Total current liabilities	95,690	119,048
Long-Term Debt	35,002	62,617
Other long-term liabilities	14,102	19,486

Total liabilities	144,794	201,151
Stockholders’ equity	156,419	82,866

Total	$301,213	$284,017

# # # # # #

For further information, contact Kate MacKinnon at 781 830 3324, fax 781 830 3223 or email at
kmackinnon@twtr.com.

# # # # # #

Certain statements contained in this press release, including, without limitation, statements containing the words “expect,” “anticipate,” “believe,” “plans,” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties, including the risk that our customers have not accepted our value-added business proposition and that it does not point to the success of our rejuvenated marketing programs, the risk that after the assessment of the company’s internal controls, there will not be a material weakness identified, the risk that the company will not file a notice pursuant to Rule 12b-25 to extend the filing for its Form 10-K, risks associated with management of growth, the risks of economic downturns generally, and in Tweeter’s industry specifically, the risks associated with competitive pricing pressure and seasonal fluctuations, the risks associated with the potential failure by Tweeter to anticipate and react to changes in consumer demand and preferences, Tweeter’s dependence on key personnel, the risks associated with obtaining financing for our business model, and those risks referred to in Tweeter’s Annual Report on Form 10-K filed on December 14, 2004 (copies of which may be accessed through the SEC’s web site at http://www.sec.gov), that could cause actual future results and events to differ materially from those currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements and financial projections.